CONSOLIDATED HEALTH CARE ASSOCIATES, INC.
                           38 Pond Street, Suite 305
                         Franklin, massachusetts 02038

FOR IMMEDIATE RELEASE

September 30, 1997

Contact: Robert M. Whitty, President & CEO
         (508)-520-2422

            CONSOLIDATED HEALTH CARE ANNOUNCES REVISED PROPOSED SALE

FRANKLIN, MA - Consolidated Health Care Associates, Inc. (NASDAQ:CHCA) announces the signing of a revised non-binding letter of intent with Olympus Healthcare Group, Inc. whereby Olympus will acquire all of the operating assets and assume certain liabilityes of PTS Rehab, Inc. and Consolidated Rehabilitation Services, Inc., wholly owned subsidiaries of Consolidated Health Care Associates, Inc. in exchange for 42,553 shares of common stock of Olympus and $1,400,000 cash, subject to completion of due diligence, signing of a definitive agreement and approval of Consolidated shareholders and certain other customary conditions. It is anticipated that the transaction will close after a shareholders meeting in October.

Robert M. Whitty, President of Consolidated, stated "This revised transaction with Olympus which constitutes the sale of the Company's Massachusetts outpatient clinics and the Company's Contract Service business in Massachusetts and New York, is anticipated to be beneficial for all of the clients and employees of the respective Consolidated subsidiaries."

The Company also announced that Consolidated will pursue the sale of the remaining Company's outpatient clinics in Delaware and Pennsylvania. Proceeds from the transactions, along with the collections of the Company's receivables, will be used to satisfy the Company's outstanding liabilities. There are no assurances that such transactions will enable the Company to completely pay all liabilities.

Olympus Healthcare Group, Inc. is a privately owned, integrated post acute healthcare services company, located in Westborough, Massachusetts. Olympus provides a variety of post acute health care services in a number of sites ranging from inpatient (hospitals, skilled nursing facilities) to ambulatory (outpatient, day treatment center, home) throughout the New England region.